1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
Austin	Milan
Beijing	Munich
Boston	New York
Brussels	Orange County
Century City	Paris
Chicago	Riyadh
Dubai	San Diego
Düsseldorf	San Francisco
Frankfurt	Seoul
Hamburg	Silicon Valley
Hong Kong	Singapore
Houston	Tel Aviv
London	Tokyo
Los Angeles	Washington, D.C.
Madrid

September 9, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:     Nicholas Nalbantian, Mara Ransom
Re:                Seaport Entertainment Group Inc.
Registration Statement on Form S-1
Filed September 5, 2024
File No. 333-279690
Ladies and Gentlemen:
On behalf of our client, Seaport Entertainment Group Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated September 9, 2024 relating to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on September 5, 2024 (“Amendment No. 3”). Concurrently with the submission of this letter, the Company has publicly filed Amendment No. 4 to Registration Statement on Form S-1 (“Amendment No. 4”), which reflects the revisions described herein and certain other updated information.
For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4.
Material U.S. Federal Income Tax Consequences, page 165
1.Because it appears that counsel is providing a short-form tax opinion, revise this section to state that it constitutes counsel’s opinion, and revise counsel’s opinion to confirm that the discussion in the prospectus under this subheading constitutes its opinion, rather than stating that is constitutes an accurate summary. Refer to Staff Legal Bulletin No. 19 at our web-site for guidance.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 166 and 167 and the associated exhibit of Amendment No. 4.
*     *     *

September 9, 2024

Should you have any comments or questions regarding the foregoing, please call me at (213) 891-8371 or e-mail me at julian.kleindorfer@lw.com, or Abigail Smith at (202) 637-3391 or abigail.smith@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,

cc:	Michael J. Haas, Latham & Watkins LLP	/s/ Julian Kleindorfer
	Abigail Smith, Latham & Watkins LLP	Julian Kleindorfer
	Alexa M. Berlin, Latham & Watkins LLP	of LATHAM & WATKINS LLP
Anton D. Nikodemus, Seaport Entertainment Group Inc.
Bartholomew A. Sheehan, Sidley Austin LLP
Jason A. Friedhoff, Sidley Austin LLP
2